

December 17, 2012

<u>Via E-Mail</u>
Glen Tomaszewski
Senior Vice President and Chief Financial Officer
Greektown Superholdings, Inc.
555 East Lafayette Boulevard
Detroit, Michigan 48226

      Re: Greektown Superholdings, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed March 30, 2012
             File No. 000-53921

Dear Mr. Glen Tomaszewski:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                   Sincerely,

                   /s/ Wilson K. Lee

                   Wilson K. Lee
                   Senior Staff Accountant